Jessica L. Accurso

Associate

+1.215.963.5266

jessica.accurso@morganlewis.com

July 9, 2024

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Macquarie ETF Trust 485(a) Filing (File Nos. 333-273398 and 811-23890)

Dear Ms. White:

On behalf of our client, Macquarie ETF Trust (the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Registrant’s post-effective amendment no. 2, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 5, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Macquarie Focused Emerging Markets Equity ETF (the “Fund”), ticker EMEQ. Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please supplementally provide the Staff with a completed fee table and expense example pre-effectively.

Response.

The completed fee table and expense example are provided below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.85%
Distribution and service (12b-1) fees	None
Other expenses[1]	None
Total annual Fund operating expenses	0.85%

1          Other expenses are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time

Alison White, Esq.

July 9, 2024

periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$87	$271
2.

Comment.

In the “What are the Fund’s principal investment strategies?” section, and in the disclosure corresponding to Item 9 of Form N-1A, please revise the Fund’s 80% investment policy to reflect that, under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes in equity securities of emerging markets issuers. Please also disclose how the Fund will define equity securities.

Response.

The Fund has made the requested changes.

3.

Comment.

In the “What are the Fund’s principal investment strategies?” section, and in the disclosure corresponding to Item 9 of Form N-1A, please clarify the sentence, “Benchmark weightings may result in the Fund investing over 25% of its total assets in the securities of issuers located in the same country.” Please provide the role, if any, of the Fund’s benchmark index with respect to the Fund’s investment strategy.

Response.

The Fund has deleted the sentence from the Fund’s prospectus.

The Fund has added the following sentence to the fourth paragraph in the section of the prospectus “What are the Fund’s principal investment strategies”:

“The Manager’s assessment of individual companies may result in the Fund investing over 25% of its total assets in the securities of issuers located in the same country or sector.”

4.

Comment.

In the “What are the Fund’s principal investment strategies?” section, and in the disclosure corresponding to Item 9 of Form N-1A, please briefly explain “replacement cost,” “private market transaction” and “multiples analysis.”

Response.

The Fund has revised the relevant disclosure to state:

“The Manager assesses the intrinsic value of a company through a variety of valuation methods which may include discounted cash flow, replacement cost (the estimate of present day cost of replaying a company’s asset with similar ones at the existing market price), private market transaction (the value at which someone would pay in an arms-length transaction to purchase a business), and multiples analysis, which is the comparison of financial ratios of market value to various operating metrics in comparison to other publicly traded companies.”

5.

Comment.

In the “What are the Fund’s principal investment strategies?” section, and in the disclosure corresponding to Item 9 of Form N-1A, please describe the “quantitative support” that the Adviser may seek from MIMGL.

Response.

While the day-to-day portfolio management of the Fund is handled by DMC, MIMGL personnel may from time to time assist DMC in providing quantitative support, such as portfolio analytics and research, to assist DMC in making investment decisions for the Fund.  The Registrant has added the following language to the section “What are the Fund’s principal investment strategies?” and in the disclosure corresponding to Item 9 of Form N-1A:

Alison White, Esq.

July 9, 2024

“Quantitative support from MIMGL may include portfolio analytics and research and other quantitative analysis relating to the Fund’s holdings and investment strategy.”

6.

Comment.

In the “What are the principal risks of investing in the Fund?” section, and in the disclosure corresponding to Item 9 of Form N-1A, please expand upon the references to “inadequate or different regulatory and accounting standards” in the “Foreign and emerging markets risk” disclosure by adding “auditing and financial recordkeeping standards.” Please also disclose that information about non-U.S. companies may be unreliable or outdated, that MIMGL’s reliance on such data may affect the Fund’s performance, and that the rights and remedies associated with investments in a fund that invests significantly in foreign securities may be different than those with a fund that invests in domestic securities.

Response.

The Registrant has made the change as requested. The Registrant notes that reference to MIMGL in this disclosure has been changed to “Manager” since the disclosure relates to both DMC and MIMGL.

7.	Comment. If the Fund anticipates investing significantly in a particular industry or sector, please add corresponding principal investment strategy and risk disclosure to the Prospectus.

Response.

The Registrant has added disclosure to the Fund’s principal investment strategy and risk sections of the Prospectus relating to the Fund’s anticipated significant investment in the information technology and financial sectors.

8.

Comment.

In the “Who manages the Fund?” section, please clarify why the Adviser is identified as “a series of Macquarie Investment Management Business Trust (a Delaware Statutory Trust).” Please advise supplementally or revise the disclosure accordingly.

Response.

Macquarie Investment Management Business Trust (MIMBT) is a Delaware statutory trust. Delaware Management Company, or the Adviser, is one of several entities, or series, established under MIMBT. Additional information about MIMBT and the Adviser is available in MIMBT’s latest Form ADV, accessible at https://adviserinfo.sec.gov/firm/summary/105390.

9.	Comment. In the “Additional Investment Considerations” section, please clarify why the disclosure references junk bonds. Please advise supplementally or revise the disclosure accordingly.

Response.

The Registrant confirms that it has deleted references to junk bonds in the Fund’s Prospectus.

10.

Comment.

The Staff notes that the “Asia-Pacific region risk” disclosure includes a statement about the risks of using variable interest entity (“VIE”) organizational structures. Please review “Investor Bulletin: U.S.-Listed Companies Operating Chinese Business Through a VIE Structure,” issued on September 20, 2021 by the SEC’s Office of Investor Education and Advocacy, along with the Office of the Chief Accountant and the Division of Corporation Finance, and expand upon the disclosure accordingly.

Response.

The Fund has made the requested changes.

Alison White, Esq.

July 9, 2024

11.	Comment. In the “Non-Principal Risks” section, please consider adding a heading to the discussion of securities lending risk.

Response.

The Fund has made the requested change.

12.

Comment.

In the “Who manages the Fund” section, please consider deleting the reference to fee waivers given the Fund’s unitary advisory fee structure. Please also include information about MIMGL in this section.

Response.

The Fund would prefer to retain the reference to fee waivers in this section as DMC could implement them in the future in their discretion. Information about MIMGL has been added to this section.

Comments on the Statement of Additional Information

13.

Comment.

In the “Investment Objectives, Restrictions, and Policies” section, please supplementally provide the legal basis for the statement that tax-exempt securities are not subject to the Fund’s concentration policy. The Staff reminds the Registrant of its position on this topic as expressed in Release No. IC-9785 (May 31, 1977).

Response.

The Fund has revised Fundamental Investment Restriction number 7 as follows:

The Fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities and “tax-exempt securities” (i.e., securities the interest on which is not subject to federal income tax) issued by governments or political subdivisions of governments or such other securities as may be excluded for this purpose under the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief) if, as a result, such purchase would result in the concentration (as that term may be defined in the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief) of its investments in securities of issuers in any one industry.

14.	Comment. The Staff is unable to locate the definition of Financial Instruments. Please advise supplementally or revise accordingly.

Response.

The term Financial Instruments is defined in the “Options, Futures and Other Derivatives Strategies” sub-section in the “Investment Strategies and Risks” section of the SAI.

15.

Comment.

The Staff notes the following statement in the “Investment Objectives, Restrictions, and Policies” section: “An investment policy or restriction that states a maximum percentage of the Fund’s assets that may be so invested or prescribes quality standards typically is applied immediately after, and based on, the Fund’s acquisition of an asset. Accordingly, a subsequent change in the asset’s value, net assets, or other circumstances will not be considered when determining whether the investment complies with the Fund’s investment policies and restrictions.” Please disclose that this statement does not apply to the Fund’s policies with respect to borrowing.

Alison White, Esq.

July 9, 2024

Response.

The Fund has made the requested change. The new disclosure is reproduced below:

Except with respect to the Fund’s policy concerning borrowing, an investment policy or restriction that states a maximum percentage of the Fund’s assets that may be so invested or prescribes quality standards typically is applied immediately after, and based on, the Fund’s acquisition of an asset. Accordingly, a subsequent change in the asset’s value, net assets, or other circumstances will not be considered when determining whether the investment complies with the Fund’s investment policies and restrictions. With respect to the limitation on borrowing, in the event that a subsequent change in net assets or other circumstances causes the Fund to exceed its limitation, the Fund will take steps to bring the aggregate amount of borrowing back within the limitation within three days thereafter (not including Sundays and holidays). With respect to the Fund’s limitation on illiquid investments, in the event that a subsequent change in net assets or other circumstances causes the Fund to exceed its limitation, the Fund will take steps to bring the aggregate amount of illiquid investments back within the limitation as soon as reasonably practicable.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5266.

Sincerely,

/s/ Jessica L. Accurso

Jessica L. Accurso